December 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Office of Information Technologies and Services Melissa Walsh, Staff Accountant

Re:

Silver Spring Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 9, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 9, 2016

Form 8-K filed November 3, 2016

File No. 001-35828

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Company”) hereby responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 8, 2016 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 9, 2016 (the “Form 10-K”), Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2016 filed on November 9, 2016 (the “Form 10-Q”), and Form 8-K filed on November 3, 2016 (the “Form 8-K”) (File No. 001-35828). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Key Non-GAAP Financial Measures

Provision for Income Taxes, page 53

1. We note that you released a significant portion of your deferred tax asset valuation allowance during 2015. Tell us what consideration you gave to disclosing the specific circumstances that led to such release and the circumstances that could reasonably cause you to adjust your valuation allowance in the future. Refer to Section III.B.3 of SEC Release No. 33-

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December 22, 2016

8350. Also, tell us what consideration you gave to providing a discussion of the realizability estimates for deferred tax assets in your notes to consolidated financial statements. Refer to ASC 740-10-50-21.

Response to Question 1:

The Company acknowledges the Staff’s comment and confirms that it has reviewed Section III.B. of SEC Release No. 33-8350. The Company respectfully advises the Staff that the circumstances leading to the release of its deferred tax asset valuation allowance during 2015 was primarily due to a higher utilization of net operating losses due to a significant increase in U.S. taxable income in 2015. However, the Company did not include disclosure regarding this release in Management’s Discussion and Analysis of Financial Condition and Results of Operation of the Form 10-K as the release did not have a material impact on the Company’s balance sheet, statement of operations, or statement of cash flows due to the fact that the Company has maintained, and continues to maintain, a full valuation allowance against its net U.S. deferred tax assets. The tax expense reported in recent years, while maintaining a full U.S. valuation allowance, has primarily been comprised of state and foreign income taxes. As a result, the Company did not believe the information was material to investors or necessary to an understanding of the Company’s financial condition and operating performance. The Company respectfully advises the Staff that it did include disclosure regarding the valuation allowance in Note 10. Income Taxes of Notes to Consolidated Financial Statements beginning of page 87 of the Form 10-K. However, in light of the Staff’s comment, the Company acknowledges that additional disclosure regarding the circumstances leading to the release could have provided additional information to investors about the future potential variability of the Company’s earnings and cash flow. As a result, the Company will include disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future filings regarding the circumstances that could cause the Company to materially adjust its valuation allowance in the future, and the effect a potential similar release could have on the Company’s future performance, as a known trend or uncertainty in accordance with Section III.B. of SEC Release No. 33-8350.

The Company further respectfully advises the Staff that as of December 31, 2015, it had assessed and concluded that the recognition of U.S. deferred tax assets was not reasonably likely to occur in the future as referenced in Section III.B.3 of SEC Release No. 33-8350, nor reasonably possible in the near-term as referenced in ASC 740-10-50-21. That conclusion was based upon a history of cumulative U.S. losses and other factors related to our financial forecast. The Company continues to monitor the need to maintain a valuation allowance on its U.S. deferred tax assets, and when it expects future material movements of its valuation allowance, the Company will provide timely disclosure describing the effects of a potential change.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Non-GAAP and Other Financial Metrics, page 24

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December 22, 2016

2. Please further explain why you believe that the computations of recurring billings and recurring billings per endpoint are not misleading and provide useful information to investors. Specifically, address the following:

•	You indicate that the metric of recurring billings best represents your overall recurring billings. Explain why it is appropriate to exclude other sources of revenue that are recurring in nature and to include one-time managed services and SaaS setup fees. Consider identifying this measure as other than recurring.

•	We note that recurring billings per endpoint is computed by dividing recurring billings, as defined, by cumulative home and business endpoints shipped from inception to date. Explain why it is appropriate to include all endpoints shipped to date and how you consider endpoint turnover.

Response to Comment 2:

The Company defines its recurring billings as billings from its managed services and SaaS offerings. As described in the Form 10-Q, these billings are primarily recurring in nature, and include managed services, hosting and software maintenance, and support fees, as well as one-time managed services and SaaS set-up fees. The Company’s managed services and SaaS billings represent an important measure of the Company’s ability to sell additional, long-term managed services, which includes the outsourced management of the network performance, and a range of long-term hosted SaaS applications, into its deployed customer footprint of cumulatively shipped network endpoints on an ongoing basis. The Company considers this measure to be important to management and investors because (i) it represents additional billings the Company has realized beyond the initial one-time sale of products and services to the customer, (ii) of its primarily recurring nature, and (iii) of the potential that it could persist over an indefinite period.

The Company excludes other sources of billings that are recurring in nature from the metric primarily because of the relatively shorter duration of the other sources, as is the case with project management services, which extend through temporary periods associated with the deployment phase of the network or generally several years, or as is the case with extended warranty services, which have a specific end date with no expectation for future renewals. The Company includes one-time managed services and SaaS set-up fees as part of its recurring billings metric because they are required to establish the environment for the Company to deliver managed services and SaaS offerings to the customer on an ongoing basis. These one-time set up fees have historically been only a small percentage of the overall managed services and SaaS billings on an annual basis.

As described above, the Company believes these measures provide useful information to investors. However, to avoid potential misinterpretation, the Company will no longer report this measure as recurring billings. Instead, the Company will report it as managed services and SaaS billings. The Company will also no longer report recurring billings per endpoint.

The Company intends to continue to report the cumulative home and business endpoints shipped from inception to date. This metric is a measure of the size of the Company’s overall customer footprint and represents the scope of the opportunity available for the Company to sell additional products and services to its existing customers. The Company believes it is appropriate to

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include nearly all endpoints shipped to date due to the long term nature of the deployed endpoints, which in many cases can range from 10 to 20 years, and because it has to date experienced limited product refreshment and/or turnover. The Company advises the Staff that in calculating the number of cumulative endpoints shipped from inception to date, the Company has excluded warranty replacement shipments to avoid double counting.

3. We note that you present non-GAAP performance measures of gross profit and gross margin on billings (including gross profit and gross margin on product billings and gross profit and gross margin on services billings) and adjusted EBITDA that include the changes in deferred revenue and deferred cost of revenue. We also note that the additional presentation in your earnings release on the Form 8-K filed November 3, 2016 of non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP income (loss) per share, and adjusted EBITDA includes changes in deferred revenue and deferred cost of revenue. These measures substitute individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on May 17, 2016.

Response to Comment 3:

The Company acknowledges the Staff’s comment and confirms that it has reviewed Question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures updated on May 17, 2016 (the “CD&I’s”) and Rule 100(b) of Regulation G.

The Company respectfully advises the Staff that the Company’s revenue recognition accounting policy results in a significant deferral of revenue, and associated deferral of product cost of revenue, as a result of customer-specific acceptance and contingency provisions. Revenue is recognized after sufficient evidence of acceptance is achieved, which can be years after the products and services subject to acceptance have been delivered, put into service, billed, and for which we have received payment from the customer. For example, as of September 30, 2016, total deferred revenue was $373.9 million, which included billings for customer arrangements that commenced several years ago. Further, a significant amount of the Company’s deferred revenue is related to a single customer awaiting acceptance. In this specific case, revenue continues to be deferred as a significant portion, but not substantially all, of the customer acceptance criteria have been met. The business reality of these circumstances is such that while some remaining obligations do exist, the balance of the deferred revenue is disproportionate to those remaining obligations. As a result, in operating its business, the Company adjusts for amounts not accepted so that planning and allocation of resources is focused on the relatively limited remaining obligations, and not the significant balance of deferred revenue and associated product cost of revenue. Similarly, contingency provisions can cause significant deferrals of revenue and associated product costs of revenue. The Company manages its business, in part, by assessing risk and uncertainty. However, because contingent revenue amounts under multiple element arrangements are not subject to a probability assessment, revenue continues to be deferred even when the likelihood of the contingency occurring is remote. In operating its business, the Company adjusts for risk that is remote so that the actual amount of risk inherent in the Company’s operations is reflected in certain key non-GAAP profitability metrics.

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December 22, 2016

Because of this, the Company believes that certain non-GAAP and other financial measures offer valuable supplemental information regarding the performance of the Company’s business, and helps investors better understand the sales volumes, gross margin and profitability trends, as well as the cash flow characteristics of the business. In limiting its adjustments to the effect of changes in deferred revenue and deferred cost of revenue on these other key profitability metrics, the Company views this additional information neither as a substitute nor alternative to any measure presented in accordance with GAAP, but rather as supplemental to address the unique circumstances the Company faces in its customer deployments. Such deployments are commonly measured in the hundreds of millions of dollars, and can take years to deploy. The Company believes use of these non-GAAP measures is not misleading. Rather, these key profitability metrics represent information that the Company uses to manage its business, make planning decisions, evaluate performance and allocate resources.

The Company respectfully notes the statement in Question 100.04 of the CD&I’s that “[o]ther measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G” (emphasis added). For the reasons described above, the Company believes the non-GAAP measures identified by the Staff in its comment are currently presented in a manner which reflects both the Company’s business reality and how the business is managed due to the unique nature of its business, provide valuable supplemental information to help investors better understand the Company’s business, and are not misleading when taken together with the information accompanying those measures and other accompanying discussion. Therefore the Company believes its current presentation is in compliance with Question 100.04 of the CD&I’s and Rule 100(b) of Regulation G. The Company respectfully asks the Staff to reconsider its request, and if necessary looks forward to discussing its position further with the Staff.

Form 8-K filed November 3, 2016

Exhibit 99.1 Press release, dated November 3, 2016

Reconciliation of GAAP to non-GAAP results

4. It appears that you do not include a separate income tax adjustment in arriving at non-GAAP net income, which may be inconsistent with Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on May 17, 2016. Please make appropriate changes when preparing your next earnings release.

Response to Comment 4:

The Company acknowledges the Staff’s comment and confirms that it has reviewed Question 102.11 of the CD&I’s. The Company respectfully advises the Staff that it uses the same income tax for both GAAP and non-GAAP because the Company has historically viewed this as a reflection of its tax liability incurred for the given period. As requested by the Staff, the Company will revise the presentation of the calculation of non-GAAP net income to include a separate income tax adjustment in its earnings release for the year ended December 31, 2016.

United States Securities and Exchange Commission

December 22, 2016

* * * * * * *

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Should the Staff have additional questions or comments regarding this response to the Comment Letter, please do not hesitate to contact the undersigned at 669-770-4643, or Rick Arnold at 669-770-4556.

Sincerely,

SILVER SPRING NETWORKS, INC.

/s/ Kenneth P. Gianella

Kenneth P. Gianella
Chief Financial Officer (interim)

cc:	Michael Bell, Chief Executive Officer

Richard S. Arnold, Jr., General Counsel

Deanna M. Butler, V.P., Associate General Counsel

Silver Spring Networks, Inc.

Robert A. Freedman

Fenwick & West LLP